Exhibit 99.4

Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel + 1 212 504 6000 Fax + 1 212 504 6666 www.cadwalader.com

September 4, 2023

Via Email

Performance Shipping Inc.

373 Syngrou Avenue

175 64 Palaio Faliro

Athens, Greece

Attn: Board of Directors

Re:	September 1 Company and Insider SEC Filings

Dear Members of the Board,

We write on behalf of our client Sphinx Investment Corp., an affiliate of Mr. George Economou, which owns approximately 9.1% of the common shares (“Common Shares”) of Performance Shipping Inc. (“PSI”).

We have learned from the initial Schedule 13D filed by Mr. Andreas Nikolaos Michalopoulos on September 1, 2023 that Mr. Michalopoulos beneficially owns 56,342 shares of the Company’s Series C Preferred Shares. In addition to being Chairman, CEO and Secretary of the Company, Mr. Michalopoulos is the husband of Aliki Paliou, who is chairman of the Company’s board and sole shareholder of Mango Shipping Corp.—the chief beneficiary of the Company’s improper 2022 exchange offer.

This is further evidence that the Company’s 2022 exchange offer was undertaken for the benefit of a handful for corporate insiders, and that multiple members of the Company’s current board of directors have interests that conflict with those of the holders of the Common Shares.

We also note (i) that Mr. Michalopoulos’s initial Schedule 13D appears to have been filed almost 6 months late, (ii) that Ms. Paliou’s initial Schedule 13D and recent Schedule 13D amendment were both filed more than 2 months late and (iii) the absence of any Schedule 13D disclosures by either of them in connection with the 2022 Exchange Offer. We further fail to understand how Ms. Paliou and Mr. Michalopoulos believe they can take the position that they are not a “group” for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-3 promulgated thereunder. Our client demands that the Company investigate the reason for the lack of/late disclosures by two of its directors and whether the facts support a finding that its two married shareholder directors are not a “group” and do not otherwise have a written or unwritten “contract, arrangement, understanding or relationship (legal or otherwise)” with respect to any securities of the Company for purposes of Item 6 of Schedule 13D. We note that Mr. Michalopoulos is listed as the contact person on both his own filing and on Ms. Paliou’s filing.

We have further observed from the Company’s Form 6-K filed on September 1, 2023 that Common Shares outstanding increased by 398,917 during the last two weeks of August (from 10,910,319 Common Shares to 11,309,236 Common Shares). Please provide the market with an explanation for this increase and confirm in particular that this increase was not a result of further insider transactions.

Our client continues to reserve all rights, remedies, powers and defenses.

Very truly yours,

/s/ Richard M. Brand

Richard M. Brand

CC: Will Vogel (Watson Farley & Williams LLP)